SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

BANKUNITED, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title and Class of Securities)

06652K103

 (CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 06652K103	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross & Co. LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5 SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY	6 SHARED VOTING POWER 3,435,758 (1)
EACH REPORTING PERSON	7 SOLE DISPOSITIVE POWER -0-
WITH	8 SHARED DISPOSITIVE POWER 3,435,758 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,435,758 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12	TYPE OF REPORTING PERSON OO

(1)	WL Ross & Co. LLC serves as the investment manager to WLR Recovery Fund IV, L.P. ("Fund IV") and WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund"). Fund IV owns 3,126,492 shares of Common Stock of the issuer and the Co-Invest Fund owns 309,266 shares of Common Stock of the issuer. Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC and WLR Master Co-Investment GP, LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV and WLR Master Co-Investment GP, LLC is the general partner of the Co-Invest Fund. Accordingly, WL Ross & Co. LLC may be deemed to share voting and dispositive power with (i) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares of Common Stock owned by Fund IV; and (ii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares of Common Stock owned by the Co-Invest Fund.

2

CUSIP No. 06652K103	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Fund IV, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5 SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY	6 SHARED VOTING POWER 3,126,492 (1)
EACH REPORTING PERSON	7 SOLE DISPOSITIVE POWER -0-
WITH	8 SHARED DISPOSITIVE POWER 3,126,492 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,126,492 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%
12	TYPE OF REPORTING PERSON PN

(1)	WLR Recovery Fund IV, L.P. ("Fund IV") owns 3,126,492 shares of Common Stock of the issuer. Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV. WL Ross & Co. LLC serves as the investment manager to Fund IV. Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power over the shares of Common Stock owned by Fund IV.

3

CUSIP No. 06652K103	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR/GS Master Co-Investment L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	5 SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY	6 SHARED VOTING POWER 309,266 (1)
EACH REPORTING PERSON	7 SOLE DISPOSITIVE POWER -0-
WITH	8 SHARED DISPOSITIVE POWER 309,266 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,266 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON PN

(1)	WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund") owns 309,266 shares of Common Stock of the issuer. Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC. WLR Master Co-Investment GP, LLC is the general partner of the Co-Invest Fund. WL Ross & Co. LLC serves as the investment manager to the Co-Invest Fund. Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC may be deemed to share voting and dispositive power over the shares of Common Stock owned by the Co-Invest Fund.

4

CUSIP No. 06652K103	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR IV Parallel ESC, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5 SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY	6 SHARED VOTING POWER 12,556 (1)
EACH REPORTING PERSON	7 SOLE DISPOSITIVE POWER -0-
WITH	8 SHARED DISPOSITIVE POWER 12,556 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,556 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12	TYPE OF REPORTING PERSON PN

(1)	WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 12,556 shares of Common Stock of the issuer. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Common Stock owned by the Parallel Fund and to take whatever action, including voting such Common Stock, as WLR Recovery Associates IV LLC in its discretion deems fit. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares of Common Stock owned by the Parallel Fund.

5

CUSIP No. 06652K103	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Recovery Associates IV LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5 SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY	6 SHARED VOTING POWER 3,139,048 (1)
EACH REPORTING PERSON	7 SOLE DISPOSITIVE POWER -0-
WITH	8 SHARED DISPOSITIVE POWER 3,139,048 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,139,048 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1%
12	TYPE OF REPORTING PERSON OO

(1)	WLR Recovery Fund IV, L.P. ("Fund IV") owns 3,126,492 shares of Common Stock of the issuer. WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 12,556 shares of Common Stock of the issuer. Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV. WL Ross & Co. LLC serves as the investment manager to Fund IV. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Common Stock owned by the Parallel Fund and to take whatever action, including voting such Common Stock, as WLR Recovery Associates IV LLC in its discretion deems fit. Accordingly, WLR Recovery Associates IV LLC may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC and WL Ross Group L.P. over the shares of Common Stock owned by Fund IV, and (ii) Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group L.P., Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares of Common Stock owned by the Parallel Fund.

6

CUSIP No. 06652K103	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WLR Master Co-Investment GP, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5 SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY	6 SHARED VOTING POWER 309,266 (1)
EACH REPORTING PERSON	7 SOLE DISPOSITIVE POWER -0-
WITH	8 SHARED DISPOSITIVE POWER 309,266 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,266 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON OO

(1)	WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund") owns 309,266 shares of Common Stock of the issuer. Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC and the managing member of El Vedado, LLC. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Master Co-Investment GP, LLC. WLR Master Co-Investment GP, LLC is the general partner of the Co-Invest Fund. WL Ross & Co. LLC serves as the investment manager to the Co-Invest Fund. Accordingly, WL Ross & Co. LLC, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC may be deemed to share voting and dispositive power over the shares of Common Stock owned by the Co-Invest Fund.

7

CUSIP No. 06652K103	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INVESCO WLR IV Associates LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5 SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY	6 SHARED VOTING POWER 12,556 (1)
EACH REPORTING PERSON	7 SOLE DISPOSITIVE POWER -0-
WITH	8 SHARED DISPOSITIVE POWER 12,556 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,556 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12	TYPE OF REPORTING PERSON OO

(1)	WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 12,556 shares of Common Stock of the issuer. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Common Stock owned by the Parallel Fund and to take whatever action, including voting such Common Stock, as WLR Recovery Associates IV LLC in its discretion deems fit. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares of Common Stock owned by the Parallel Fund.

8

CUSIP No. 06652K103	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Private Capital, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5 SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY	6 SHARED VOTING POWER 12,556 (1)
EACH REPORTING PERSON	7 SOLE DISPOSITIVE POWER -0-
WITH	8 SHARED DISPOSITIVE POWER 12,556 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,556 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12	TYPE OF REPORTING PERSON CO

(1)	WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 12,556 shares of Common Stock of the issuer. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Common Stock owned by the Parallel Fund and to take whatever action, including voting such Common Stock, as WLR Recovery Associates IV LLC in its discretion deems fit. Accordingly, Wilbur L. Ross, Jr., El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC may be deemed to share voting and dispositive power over the shares of Common Stock owned by the Parallel Fund.

9

CUSIP No. 06652K103	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilbur L. Ross, Jr. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5 SOLE VOTING POWER 100
SHARES BENEFICIALLY OWNED BY	6 SHARED VOTING POWER 3,448,314 (1)
EACH REPORTING PERSON	7 SOLE DISPOSITIVE POWER 100
WITH	8 SHARED DISPOSITIVE POWER 3,448,314 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,448,414 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12	TYPE OF REPORTING PERSON IN

(1)	Wilbur L. Ross, Jr. owns 100 shares of Common Stock of the issuer, WLR Recovery Fund IV, L.P. ("Fund IV") owns 3,126,492 shares of Common Stock of the issuer, WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund") owns 309,266 shares of Common Stock of the issuer and WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 12,556 shares of Common Stock of the issuer. Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC and WLR Master Co-Investment GP, LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV and WLR Master Co-Investment GP, LLC is the general partner of the Co-Invest Fund. WL Ross & Co. LLC serves as the investment manager to Fund IV and the Co-Invest Fund. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Common Stock owned by the Parallel Fund and to take whatever action, including voting such Common Stock, as WLR Recovery Associates IV LLC in its discretion deems fit. Accordingly, Wilbur L. Ross, Jr. may be deemed to share voting and dispositive power with (i) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares of Common Stock owned by Fund IV; (ii) WL Ross & Co. LLC, El Vedado, LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares of Common Stock owned by the Co-Invest Fund; and (iii) El Vedado, LLC, WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares of Common Stock owned by the Parallel Fund.

10

CUSIP No. 06652K103	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Vedado, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF	5 SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY	6 SHARED VOTING POWER 3,448,314 (1)
EACH REPORTING PERSON	7 SOLE DISPOSITIVE POWER -0-
WITH	8 SHARED DISPOSITIVE POWER 3,448,314 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,448,314 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12	TYPE OF REPORTING PERSON OO

(1)	WLR Recovery Fund IV, L.P. ("Fund IV") owns 3,126,492 shares of Common Stock of the issuer, WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund") owns 309,266 shares of Common Stock of the issuer and WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 12,556 shares of Common Stock of the issuer. Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC and WLR Master Co-Investment GP, LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV and WLR Master Co-Investment GP, LLC is the general partner of the Co-Invest Fund. WL Ross & Co. LLC serves as the investment manager to Fund IV and the Co-Invest Fund. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Common Stock owned by the Parallel Fund and to take whatever action, including voting such Common Stock, as WLR Recovery Associates IV LLC in its discretion deems fit. Accordingly, El Vedado, LLC may be deemed to share voting and dispositive power with (i) Wilbur L. Ross, Jr., WL Ross & Co. LLC, WL Ross Group, L.P. and WLR Recovery Associates IV LLC over the shares of Common Stock owned by Fund IV; (ii) Wilbur L. Ross, Jr., WL Ross & Co. LLC, WL Ross Group, L.P. and WLR Master Co-Investment GP, LLC over the shares of Common Stock owned by the Co-Invest Fund; and (iii) Wilbur L. Ross, Jr., WL Ross Group, L.P., WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares of Common Stock owned by the Parallel Fund.

11

CUSIP No. 06652K103	Schedule 13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WL Ross Group, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF	5 SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY	6 SHARED VOTING POWER 3,448,314 (1)
EACH REPORTING PERSON	7 SOLE DISPOSITIVE POWER -0-
WITH	8 SHARED DISPOSITIVE POWER 3,448,314 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,448,314 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12	TYPE OF REPORTING PERSON PN

(1)	WLR Recovery Fund IV, L.P. ("Fund IV") owns 3,126,492 shares of Common Stock of the issuer, WLR/GS Master Co-Investment L.P. (the "Co-Invest Fund") owns 309,266 shares of Common Stock of the issuer and WLR IV Parallel ESC, L.P. (the "Parallel Fund") owns 12,556 shares of Common Stock of the issuer. Wilbur L. Ross, Jr. is the president and chief executive officer of WL Ross & Co. LLC, the managing member of El Vedado, LLC and the chairman and president of Invesco Private Capital, Inc. El Vedado, LLC is the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC and WLR Master Co-Investment GP, LLC. WLR Recovery Associates IV LLC is the general partner of Fund IV and WLR Master Co-Investment GP, LLC is the general partner of the Co-Invest Fund. WL Ross & Co. LLC serves as the investment manager to Fund IV and the Co-Invest Fund. Invesco Private Capital, Inc. is the managing member of INVESCO WLR IV Associates LLC, which in turn is the general partner of the Parallel Fund. INVESCO WLR IV Associates LLC and WLR Recovery Associates IV LLC have entered into a parallel investment agreement pursuant to which WLR Recovery Associates IV LLC has been appointed as representative and attorney of the Parallel Fund to, among other things, exercise all rights, powers and privileges with respect to the Common Stock owned by the Parallel Fund and to take whatever action, including voting such Common Stock, as WLR Recovery Associates IV LLC in its discretion deems fit. Accordingly, WL Ross Group, L.P. may be deemed to share voting and dispositive power with (i) Wilbur L. Ross, Jr., WL Ross & Co. LLC, El Vedado, LLC and WLR Recovery Associates IV LLC over the shares of Common Stock owned by Fund IV; (ii) Wilbur L. Ross, Jr., WL Ross & Co. LLC, El Vedado, LLC and WLR Master Co-Investment GP, LLC over the shares of Common Stock owned by the Co-Invest Fund; and (iii) Wilbur L. Ross, Jr., El Vedado, LLC, WLR Recovery Associates IV LLC, Invesco Private Capital, Inc. and INVESCO WLR IV Associates LLC over the shares of Common Stock owned by the Parallel Fund.

12

CUSIP No. 06652K103	Schedule 13G

Item 1.

(a)	The name of the issuer is BankUnited, Inc., a Delaware corporation (the "Issuer").

(b)	The Issuer's principal executive offices are located at 14817 Oak Lane, Miami Lakes, FL 33016.

Item 2.

(a)	The names of the persons (collectively, the "Reporting Persons") filing this Schedule 13G (this "Statement") are:

•	WL Ross & Co. LLC

•	WLR Recovery Fund IV, L.P.

•	WLR/GS Master Co-Investment L.P.

•	WLR IV Parallel ESC, L.P.

•	WLR Recovery Associates IV LLC

•	WLR Master Co-Investment GP, LLC

•	INVESCO WLR IV Associates LLC

•	Invesco Private Capital, Inc.

•	WL Ross Group, L.P.

•	El Vedado, LLC

•	Wilbur L. Ross, Jr.

(b)	The principal business office for each of the Reporting Persons other than Wilbur L. Ross, Jr. and El Vedado, LLC is c/o WL Ross Group, L.P., 1166 Avenue of the Americas, New York, New York 10036. The principal business office of Mr. Ross and El Vedado, LLC is 319 Clematis Street, Room 1000 (10th Floor), West Palm Beach, Florida 33401.

(c)	Mr. Ross is a citizen of the United States of America. WL Ross Group, L.P. and El Vedado, LLC are organized under the laws of the State of New York. WLR/GS Master Co-Investment L.P. is organized under the laws of the Cayman Islands. Each of the other Reporting Persons that is an entity is organized under the laws of the State of Delaware.

(d)	This Statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of the Issuer.

(e)	The CUSIP Number of the Common Stock is 06652K103.

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

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CUSIP No. 06652K103	Schedule 13G

Item 4. Ownership.

The percentages used in this Item 4 are calculated based on 101,032,065 shares of Common Stock outstanding as of February 10, 2014.

WL Ross & Co. LLC

(a)	Amount beneficially owned: 3,435,758
(b)	Percent of Class: 3.4%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 3,435,758
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 3,435,758

WLR Recovery Fund IV, L.P.

(a)	Amount beneficially owned: 3,126,492
(b)	Percent of Class: 3.1%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 3,126,492
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 3,126,492

WLR/GS Master Co-Investment L.P.

(a)	Amount beneficially owned: 309,266
(b)	Percent of Class: 0.3%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 309,266
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 309,266

WLR IV Parallel ESC, L.P.

(a)	Amount beneficially owned: 12,556
(b)	Percent of Class: Less than 0.1%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 12,556
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 12,556

WLR Recovery Associates IV LLC

(a)	Amount beneficially owned: 3,139,048
(b)	Percent of Class: 3.1%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 3,139,048
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 3,139,048

WLR Master Co-Investment GP, LLC

(a)	Amount beneficially owned: 309,266
(b)	Percent of Class: 0.3%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 309,266
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 309,266

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CUSIP No. 06652K103	Schedule 13G

INVESCO WLR IV Associates LLC

(a)	Amount beneficially owned: 12,556
(b)	Percent of Class: Less than 0.1%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 12,556
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 12,556

Invesco Private Capital, Inc.

(a)	Amount beneficially owned: 12,556
(b)	Percent of Class: Less than 0.1%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 12,556
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 12,556

Wilbur L. Ross, Jr.

(a)	Amount beneficially owned: 3,448,414
(b)	Percent of Class: 3.4%
(c)	(i)	Sole power to vote or to direct the vote: 100
	(ii)	Shared power to vote or to direct the vote: 3,448,314
	(iii)	Sole power to dispose or to direct the disposition of: 100
	(iv)	Shared power to dispose or to direct the disposition of: 3,448,314

El Vedado, LLC

(a)	Amount beneficially owned: 3,448,314
(b)	Percent of Class: 3.4%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 3,448,314
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 3,448,314

WL Ross Group, L.P.

(a)	Amount beneficially owned: 3,448,314
(b)	Percent of Class: 3.4%
(c)	(i)	Sole power to vote or to direct the vote: -0-
	(ii)	Shared power to vote or to direct the vote: 3,448,314
	(iii)	Sole power to dispose or to direct the disposition of: -0-
	(iv)	Shared power to dispose or to direct the disposition of: 3,448,314

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

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CUSIP No. 06652K103	Schedule 13G

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of a Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications

Not Applicable.

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CUSIP No. 06652K103	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

WL ROSS & CO. LLC

By:	/s/ Wilbur L. Ross, Jr.
Name:	Wilbur L. Ross, Jr.
Title:	Authorized Person.

WLR RECOVERY FUND IV, L.P.

By:	WLR Recovery Associates IV LLC,
its General Partner
By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Name:	Wilbur L. Ross, Jr.
Title:	Authorized Person

WLR/GS MASTER CO-INVESTMENT L.P.

By:	WLR Master Co-Investment GP, LLC,
its General Partner
By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Name:	Wilbur L. Ross, Jr.
Title:	Authorized Person

WLR IV PARALLEL ESC, L.P.

By:	INVESCO WLR IV Associates LLC,
its General Partner
By:	Invesco Private Capital, Inc.,
its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
Name:	Wilbur L. Ross, Jr.
Title:	Authorized Person

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CUSIP No. 06652K103	Schedule 13G

WLR RECOVERY ASSOCIATES IV LLC

By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Name:	Wilbur L. Ross, Jr.
Title:	Authorized Person

WLR MASTER CO-INVESTMENT GP, LLC

By:	WL Ross Group, L.P.,
its Managing Member
By:	El Vedado, LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Name:	Wilbur L. Ross, Jr.
Title:	Authorized Person

INVESCO WLR IV ASSOCIATES LLC

By:	Invesco Private Capital, Inc.,
its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
Name:	Wilbur L. Ross, Jr.
Title:	Authorized Person

INVESCO PRIVATE CAPITAL, INC.

By:	/s/ Wilbur L. Ross, Jr.
Name:	Wilbur L. Ross, Jr.
Title:	Authorized Person

WL ROSS GROUP, L.P.

By:	El Vedado, LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Name:	Wilbur L. Ross, Jr.
Title:	Authorized Person

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CUSIP No. 06652K103	Schedule 13G

EL VEDADO, LLC

By:	/s/ Wilbur L. Ross, Jr.
Name:	Wilbur L. Ross, Jr.
Title:	Authorized Person

WILBUR L. ROSS, JR.

/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

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CUSIP No. 06652K103	Schedule 13G

EXHIBIT INDEX TO SCHEDULE 13G

Exhibit 1	Joint Filing Agreement among WL Ross & Co. LLC, WLR Recovery Fund IV, L.P., WLR/GS Master Co-Investment L.P., WLR IV Parallel ESC, L.P., WLR Recovery Associates IV LLC, WLR Master Co-Investment GP, LLC, INVESCO WLR IV Associates LLC, Invesco Private Capital, Inc., Wilbur L. Ross, Jr., WL Ross Group, L.P. and El Vedado, LLC

Exhibit 2

Disclaimer of Beneficial Ownership by WL Ross & Co. LLC, WLR Recovery Associates IV LLC, WLR Master Co-Investment GP, LLC, INVESCO WLR IV Associates LLC, Invesco Private Capital, Inc., Wilbur L. Ross, Jr., WL Ross Group, L.P. and El Vedado, LLC

20